370 Wabasha Street N

St. Paul, MN 55102

May 21, 2013

Mr. Terence O’Brien

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:                             Ecolab Inc.

Form 10-K

Filed February 26, 2013

Form 10-Q

Filed May 2, 2013

File No. 1-9328

Dear Mr. O’Brien:

This letter is written in response to the Staff’s comment letter dated May 10, 2013 on the Company’s Form 10-K for the year ended December 31, 2012 and the Company’s Form 10-Q for the quarterly period ended March 31, 2013.  For ease of reference, the numbered responses correspond to the numbered paragraphs of the comment letter.  We have also included the Staff’s comment along with our response to assist in the review process.

Annual Report

Management’s Discussion and Analysis, page 9

Results of Operations, page 14

1.              You state on page 10 in the Executive Summary you used new products, among other things, to leverage margins and deliver a strong earnings gain and on page 11 that you were successful introducing several new products across your legacy platforms. Please revise future filings to quantify and discuss the extent to which new products/product line launches have impacted revenues and gross and operating margins.

Response

The Company respectfully acknowledges the Staff’s comment. The underlying intention of the statements made regarding new products/product line launches on pages 10 and 11 of the Executive Summary was meant to be qualitative in nature. During the calendar year ended December 31, 2012, the Company continued to introduce new products in order to remain competitive and to deliver increased value to customers.

In future filings, beginning with our quarterly report on Form 10-Q for the quarter ending June 30, 2013, the Company will supplement any qualitative representations regarding material new products/product line launches with quantitative analysis.

Goodwill and Other Intangible Assets, page 34

2.              You state that the current year goodwill impairment review incorporated the new qualitative assessment guidance but that supplemental quantitative procedures were performed on the EMEA reporting unit given the European economic conditions as well as the Global Water, Global Paper and Global Energy reporting units given the recent closing of the merger with Nalco. In the paragraph that follows, you discuss that the estimated fair value exceeded the carrying value of the Global Water, Global Paper and Global Energy reporting units by “a low margin as these separate reporting units were acquired on December 1, 2011 when the carrying value equaled the fair value.” However, it does not appear you address the EMEA reporting unit. Please tell us the headroom between the estimated fair value over carrying value for EMEA and provide a discussion of the specific events, trends and/or circumstances that could have a continued negative effect on EMEA’s estimated fair value. In future filings, as goodwill is 96% of total equity as of December 31, 2012, if you have determined that the estimated fair values for your remaining reporting units substantially exceed carrying values, please disclose that determination.

Response

The EMEA reporting unit was estimated to have headroom in excess of 100% as of June 30, 2012 (the timing of our annual goodwill impairment) and as of December 31, 2012. The supplemental quantitative procedures were performed on the EMEA reporting unit given the European economic conditions. Macro economic trends including an escalation of the Euro-zone sovereign debt crisis or a slower European economic recovery could have unfavorable impact on the valuation of the EMEA reporting unit.

In applicable future filings, beginning with our quarterly report on Form 10-Q for the quarter ending June 30, 2013, as appropriate, the Company will disclose that the estimated fair values for our remaining reporting units substantially exceed their carrying values.

Research Expenditures, page 50

3.              Please revise future filings to disclose to the extent material the amount of customer-sponsored research relating to the development of new products or improvement of existing products. Refer to Item 101(C)(1)(xi) of Regulation S-K.

Response

The Company did not participate in any material customer sponsored research during the calendar year ended December 31, 2012. As applicable, in future filings, the Company will expand its research expenditures disclosure if material arrangements exist to fully meet the disclosure requirements of Item 101(C)(1)(xi) of Regulation S-K.

Form 10-Q for the period ended March 31, 2013

Special (Gains) and Charges, page 9

4.              Please revise future filings to provide all of the disclosures required by SAB Topic 5.P.4. Specifically, please quantify the savings you expect to realize from the Combined Restructuring Plan and the period the effects are expected to be realized. Subsequently, disclose whether you have realized the anticipated savings.

Response

The Company reviewed the disclosure requirements of SAB Topic 5.P.4 when preparing its Financial Statements and Results of Operations section of Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) in its Form 10-Q for the quarter ended March 31, 2013. The Company disclosed the requirements of ASC 420 on page 10 of the Notes to the Consolidated Financial Statements. The Company disclosed the following on page 42 of the MD&A regarding quantification and timing of savings:

“We anticipate cumulative savings and synergies achieved from the Combined Plan will be the same as those anticipated under the original Merger Restructuring Plan of approximately $135 million in 2013 and $250 million on an annual basis with the run rate achieved by the end of 2014 and under the original 2011 Restructuring Plan of approximately $120 million of annual cost savings primarily within the European operations.”

In future filings beginning with our quarterly report on Form 10-Q for the quarter ending June 30, 2013, the Company will expand its MD&A disclosures to include realized savings from the Combined Restructuring Plan, the period in which savings are expected to be realized for the former 2011 Restructuring Plan and, if material to the Company’s liquidity, the impact on future cash flows.

***

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filings, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

On behalf of Ecolab Inc., I thank you for your consideration of our responses.  Should the Staff have further questions or comments or need any further information or clarification, please do not hesitate to contact me.

Sincerely,

/s/Daniel J. Schmechel
Daniel J. Schmechel
Chief Financial Officer